Exhibit 99.90

SolarBank Closes Acquisition of 2.5 MW Solar Sites in Ontario

● Continued Growth of SolarBank’s Independent Power Producer Portfolio

● Projects have been in operation for seven years

Toronto, Ontario, November 2, 2023 — SolarBank Corporation (CSE: SUNN; OTC: SUUNF; FSE: GY2) (“SolarBank” or the “Company”) is pleased to announce that it has closed its previously announced acquisition of control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “Projects”). The corporations OFIT GM Inc. and OFIT RT Inc. (the “Purchased Entities”) were acquired pursuant to the terms of share purchase agreements (the “SPAs”) dated October 23, 2023. SolarBank has issued 278,875 common shares (the “Consideration Shares”) of SolarBank at a deemed value of $7.70 per share to the vendors (N. Fine Investments Limited and Linden Power Inc.) to complete the acquisition of the Purchased Entities (the “Transaction”). The Purchased Entities have been operating the Projects since 2017.

“I am very pleased to have completed the acquisition of these projects and our continued growth as an independent power producer,” said Dr. Richard Lu, CEO of SolarBank. “These are long life assets that have favorable feed in tariff rates until 2036 and these projects aren’t just power sources; they are beacons of sustainability, generating not only electricity but also long-term, recurring revenue that will empower us to continue driving positive change.”

Pursuant to the terms of the SPAs, SolarBank acquired 49.9% ownership of OFIT RT Inc. where Whitesand First Nation owns the remaining shares of OFIT RT Inc. The Company also acquired 49.9% ownership of OFIT GM Inc. where the Town of Kapuskasing owns the remaining shares of OFIT GM Inc. All voting shares of the Purchased Entities are now owned by SolarBank.

Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and has indirectly received one-third of the Consideration Shares. As a result, the Transaction is considered a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Transaction is exempt from the formal valuation requirements, the minority shareholder approval and information circular requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the consideration to be issued under the Transaction nor the consideration to be paid to the Dr. Lu will exceed 25% of the Company’s market capitalization. The Company will not file a material change report related to this Transaction more than 21 days before the expected closing of the Transaction as required by MI 61-101 since the Company needed to close on an expedited basis for sound business reasons. The securities of the Company that were acquired by the related party were acquired pursuant to an exemption from the prospectus requirement in section 2.12 of National Instrument 45-106.

The Company will pay a cash advisory fee equal to 5% of the value of the Transaction to an arm’s length third party.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 70 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the reduction of carbon emissions; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the final long form prospectus of the Company dated February 10, 2023, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.